NowRx, Inc.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

NowRx, Inc.

TABLE OF CONTENTS



To the Stockholders of
NowRx, Inc.
Mountain View, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of NowRx, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2016 and for the period from February 19, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 27, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

NOWRX, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$ 159,519	$ 160,765
Accounts receivable	178,098	12,826
Inventory	96,444	86,993
Deposits	21,000	13,898
Total Current Assets	455,061	274,482
Property and equipment, net	43,522	33,679
TOTAL ASSETS	$ 498,583	$ 308,161
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 67,208	$ -
Accrued liabilities	11,366	14,715
Accrued interest	237	-
Short-term inventory financing	62,100	94,836
Short-term notes payable	70,000	-
Total Current Liabilities	210,911	109,551
Non-Current Liabilities:		
SAFE liability	1,067,500	445,000
KISS liability	50,000	-
Total Non-Current Liabilities	1,117,500	445,000
Total Liabilities	1,328,411	554,551
Stockholders' Equity (Deficit):		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 8,500,000 and 8,500,000 shares issued and outstanding, 3,364,583 and 1,239,583 vested as of December 31, 2016 and 2015, respectively.	85	85
Additional paid-in capital	765	765
Accumulated deficit	(830,678)	(247,240)
Total Stockholders' Equity (Deficit)	(829,828)	(246,390)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 498,583	$ 308,161

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOWRX, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and for the period from February 19, 2015 (inception) to December 31, 2015

	2016	2015
Sales, net	$ 700,551	$ -
Cost of goods sold	(572,549)	-
Gross profit	128,002	-
Operating Expenses:		
General and administrative	655,353	196,716
Sales and marketing	49,405	8,293
Depreciation expense	5,053	1,441
Research and development	1,392	40,790
Total Operating Expenses	711,203	247,240
Loss from operations	(583,201)	(247,240)
Other Expenses:		
Interest expense	(237)	-
Total Other Expenses	(237)	-
Net Loss	$ (583,438)	$ (247,240)

NOWRX, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2016 and for the period from February 19, 2015 (inception) to December 31, 2015

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at February 19, 2015 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	8,500,000	85	765	-	850
Net loss	-	-	-	(247,240)	(247,240)
Balance at December 31, 2015	8,500,000	85	765	(247,240)	(246,390)
Net loss	-	-	-	(583,438)	(583,438)
Balance at December 31, 2016	8,500,000	$ 85	$ 765	$ (830,678)	$ (829,828)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOWRX, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and for the period from February 19, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (583,438)	$ (247,240)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	5,053	1,441
Changes in operating assets and liabilities:		
Change in receivables	(165,272)	(12,826)
Change in inventory	(9,451)	(86,993)
Change in deposits	(7,102)	(13,898)
Change in accounts payable and accrued liabilities	63,859	14,715
Change in accrued interest	237	-
Net Cash Used in Operating Activities	(696,114)	(344,801)
Cash Flows from Investing Activities		
Purchases of property and equipment	(14,896)	(35,120)
Net Cash Used in Investing Activities	(14,896)	(35,120)
Cash Flows from Financing Activities		
Proceeds/(repayments) short-term inventory financing	(32,736)	94,836
Proceeds from KISS agreements	50,000	-
Proceeds from SAFE agreements	622,500	445,000
Proceeds from short-term notes payable	70,000	-
Issuance of common stock to founders	-	850
Net Cash Provided by Financing Activities	709,764	540,686
Net Change In Cash	(1,246)	160,765
Cash at Beginning of Period	160,765	-
Cash at End of Period	$ 159,519	$ 160,765
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the "Company"), is a corporation organized February 19, 2015 under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2016 or 2015.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $96,444 and $86,993 as of December 31, 2016 and 2015, respectively, consisted of pharmaceuticals and related products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $5,053 and $1,441 for the periods ended December 31, 2016 and 2015, respectively. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Automobiles	$ 13,975	$ 12,646
Furniture and equipment	13,929	5,020
Leasehold improvements	22,113	17,454
Property and equipment, at cost	$ 50,017	$ 35,120
Less: accumulated depreciation	(6,495)	(1,441)
Property and equipment, net	$ 43,522	$ 33,679

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;

(2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Cost of goods sold includes product costs, while delivery related costs of $85,825 for the year ended December 31, 2016 are included in general and administrative costs in the statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,392 and $40,790 for the periods ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $862,159 and $254,698 as of December 31, 2016 and 2015, respectively. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $333,585 and $98,451 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

NOWRX, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods then ended

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2016 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $583,438 and $247,240 during the periods ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $830,678 and $247,240 as of December 31, 2016 and 2015, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: FINANCING ARRANGEMENTS

Short-Term Inventory Financing

On December 4, 2015, the Company entered into an inventory financing agreement for $94,836 with its largest vendor. Terms of the loan called for a security interest in all personal property, 0% interest, and six monthly payments of $15,806 beginning in January 2016. During 2016, the Company repaid the loan in full. As of December 31, 2016 and 2015, $0 and $94,836 was outstanding under this arrangement, respectively.

On December 21, 2016, the Company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of 24.04% per annum, and is payable over six months, with expected average monthly payments of approximately $11,075, for a total repayment of $66,447. During the remainder of 2016, the Company deemed accrued interest to be trivial and therefore did not recognize interest expense during the period or an accrual as of December 31, 2016. As of December 31, 2016, the outstanding loan balance was $62,100.

Short-Term Notes Payable

On December 21, 2016, the Company entered into promissory notes totaling $70,000 with five individuals. All notes bear 12% interest, mature on April 30, 2017, and are due in full with accrued interest at maturity. These notes are collateralized by receivables, cash accounts, inventories, and all related proceeds. The notes are immediately callable in the event of (a) an equity financing of at least $1 million, or (b) insolvency or bankruptcy proceedings. As of December 31, 2016, principal of $70,000 and accrued interest of $237 were outstanding. During 2016, the Company recognized $237 of interest expense related to these notes.

KISS Agreements

On December 19, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $50,000. The instrument matures in 24 months and bears 5% interest per annum.

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instrument's face value along with accrued interest will automatically convert to preferred stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $6,000,000 on the Company's fully diluted capitalization. Such a conversion does include a "shadow series" provision, which limits the holder's liquidation preference to the discounted purchase price.

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $6,000,000 on the Company's fully diluted capitalization, or is payable to the noteholder in the amount of two times the principal amount, at the noteholder's election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $6,000,000 on the Company's fully diluted capitalization

As of December 31, 2016, the KISS had not been converted and remained outstanding in the full principal amount. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of each December 31, 2016 and 2015, 8,500,000 shares of common stock were issued and outstanding, respectively.

In June of 2015, the Company issued its two founders a total of 8,500,000 shares of common stock at $0.0001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. As of December 31, 2016 and 2015, 3,364,583 and 1,239,583 of the shares had vested, respectively.

2015 Equity Incentive Plan

The Company adopted the *2015 Equity Incentive Plan* (the "Plan"), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 1,500,000 shares of common stock under the Plan. As of December 31, 2016 and 2015, 1,053,000 and 1,105,500 shares of common stock were available for grant under the Plan, respectively. A summary of options activities during 2015 and 2016 is as follows:

| | December 31, 2016 | | December 31, 2015 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	394,500	$ 0.05	-	$ 0.05
Granted	52,500	$ 0.05	394,500	$ 0.05
Exercised	-	$ 0.05	-	$ 0.05
Forfeited	-	$ 0.05	-	$ 0.05
Outstanding - end of year	447,000	$ 0.05	394,500	$ 0.05
Exercisable at end of year	168,486	$ 0.05	9,486	$ 0.05
Weighted average grant date fair value of options granted during year	$ 0.17		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	9.0		9.8	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted during the years ended December 31, 2016 and 2015 under FASB ASC 718, and concluded the value of these options was trivial and therefore did not record compensation costs related to the stock option grants.

SAFE Agreements

In 2016 and 2015, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $622,500 and $445,000, respectively. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $1,067,500 as of December 31, 2016 (the "Purchase Amount") into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $6,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. $87,500 of the 2016 issuances contain an additional provision providing a future purchase right to additional purchases of preferred stock at the same terms and pricing as the SAFE conversions, which results in a potential increase to the aggregate purchase amount of $87,500.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company's co-founders and an employee extended financing of $65,000 and $25,000 in 2015 to the Company through the SAFE agreements discussed in Note 5. In 2016, that employee issued another $10,000 of SAFE financing.

NOTE 7: LEASE ARRANGEMENTS

In June 2015, the Company entered into a 3-year operating lease agreement for office space. The agreement called for a security deposit of $8,898 and monthly payments of $4,194 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for 18% of the homeowners' association dues, which currently totals $200-$300 per months.

Future minimum payments under this lease are as follows:

2017	$ 52,227
2018	40,041
Total future minimum lease payments	$ 92,268

In addition to this lease, the Company reimburses the CEO for an apartment on a month-to-month basis. Rents are $1,525 per month and are available for reimbursement monthly.

In 2016 and 2015, the Company recognized $53,196 and $25,699 of lease expense related to these leases, respectively.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

KISS Agreements

In February 2017, the Company entered into a $30,000 KISS agreement with terms similar to those discussed in Note 4.

Management's Evaluation

Management has evaluated subsequent events through March 24, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.